Exhibit 2.3

AMENDMENT NO. 2

TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 (the “Amendment”) to the Agreement and Plan of Merger dated as of January 15, 2016, and amended as of February 1, 2016 (as amended, the “Agreement”) is dated as of February 26, 2016 and is entered into by and among Anadigics, Inc., a Delaware corporation (the “Company”), II-VI Incorporated, a Pennsylvania corporation (“Parent”), and Regulus Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) (Company, Parent and Purchaser may be referred to individually as “Party” or collectively as “Parties”).

WHEREAS, the Parties desire to amend further the Agreement;

WHEREAS, capitalized terms used in this Amendment, but not defined in this Amendment, shall have the meanings ascribed to such terms in the Agreement.

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereto agree as follows:

1.     “Offer Price”. The Offer Price, as defined in Recital A of the Agreement, is hereby revised to be $0.85 per share of Company Common Stock.

2.     Loan and Security Agreement. Concurrently with the execution of this Amendment, the parties hereto will execute and become party to a Loan and Security Agreement and related collateral agreements, in the form attached hereto as Exhibit D (the “Loan Agreement”), which Loan Agreement shall become immediately effective, subject to the payment in full of all amounts due pursuant to the Loan and Security Agreement between the Company and Silicon Valley Bank, a bank chartered under the laws of State of California (“SVB”), dated as of October 24, 2014 (the “SVB Agreement”), the termination of the SVB Agreement, and the termination and release of all liens granted under the SVB Agreement.

3.     Section 6.1(a). Section 6.1(a) of the Agreement is hereby amended by adding the following to the end of such section:

Without limitation of the foregoing, each of the Company, Parent and Purchaser shall use its reasonable best efforts to (i) make or cause to be made the applications or filings required to be made, if any, by Parent, Purchaser, or the Company or any of the Acquired Companies under or with respect to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or any other applicable Legal Requirement for any domestic or foreign jurisdiction in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and pay any fees due in connection with such applications or filings, as promptly as is reasonably practicable, and (ii) reasonably comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable Legal Requirement for additional information, documents or other materials received by Parent or the Company from the FTC or the DOJ or any other Governmental Body in connection with such applications or filings or the Transactions. Each of the Company and Parent shall, and shall cause their respective Affiliates and Representatives to, furnish to the other all information necessary for any such application or other filing to be made in connection with the Transactions. If necessary to obtain from any Governmental Body any consents, licenses, permits, waivers, clearances, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of the Acquired Companies, under the HSR Act or otherwise, each of Parent and the Company shall cooperate with each other, and use its reasonable best efforts to resolve such objections as may be asserted by any Governmental Body. Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent and Purchaser, on the one hand, or the Company or any Acquired Company, on the other hand, to consummate the Transactions, in no event shall Parent, Purchaser, the Company or the Acquired Companies, or any of their respective Subsidiaries or Affiliates, be obligated to (1) propose or agree to make any sale, lease, license, transfer, conveyance, separate holding, disposal, divestiture, disposition or other encumbrance or any agreement to do any of the foregoing with respect to such asset or business (including transfer of such asset or business to a trust), (2) agree to any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership of any asset or business (including the Company and its assets, respectively), (3) accept any operational restriction, (4) take or commit to take any other action, undertaking, condition or consent decree, (5) terminate or amend any existing or contemplated governance structure or contemplated contractual or governance rights, or (6) enter into any agreement if, in any such case, doing so would reasonably be expected, individually or in the aggregate, to have an adverse impact on any of their respective businesses or assets or that may impact the current or future business models, plans, or structures of Parent and its subsidiaries, taken as a whole, or the Acquired Companies, taken as a whole, except, in the case of the Acquired Companies, at the request of Parent, if the effectiveness or consummation of which is conditional on the consummation of the Merger.

4.     End Date. The “End Date,” as defined in Section 8.1(d) of the Agreement, is hereby revised to be the ninetieth (90th) day after the date of this Amendment.

5.     Section 8.3(b). Section 8.3(b) of the Agreement is hereby amended by deleting the last sentence thereof and replacing such sentence with the following:

In addition, in the event this Agreement is terminated (X) for any reason except pursuant to Section 8.1(g) as a result of a breach by the Purchaser or pursuant to Section 8.1(b) as a result of a failure to obtain any regulatory approval necessary to consummate the transaction contemplated by this Agreement, the Company will repay to Parent concurrently with such termination the Aloha Termination Fee paid by Parent to Aloha on behalf of the Company, or (Y) for any reason that requires the payment of the Termination Fee, the Company will repay to Parent concurrently with such termination all amounts due under the Loan Agreement.

6.     Exhibit A - Certain Definitions.

(a) The definitions of the terms “Acquisition Proposal” and “Termination Fee” in Exhibit A to the Agreement are hereby deleted and replaced in their entirety with the following, respectively:

“Acquisition Proposal” means any written, signed, definitive transaction agreement capable of being accepted by the Company (other than an inquiry, offer, proposal or agreement made or submitted by Parent) relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

“Termination Fee” means the sum of (i) an amount equal to $1,200,000 plus (ii) Parent’s Expenses.

(b) The following sentence is hereby added to the end of the definition of the term “Material Adverse Effect” in Exhibit A to the Agreement:

Notwithstanding the foregoing, each of the following shall be deemed to be a Material Adverse Effect: (I) any of the Acquired Companies (A) files, or consents by answer or otherwise to the filing against it, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (B) makes an assignment for the benefit of its creditors, (C) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (D) is adjudicated as insolvent or to be liquidated, or (E) takes corporate action for the purpose of any of the foregoing; or (II) a court or other Governmental Body of competent jurisdiction enters an order appointing, without consent by the Company, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of any of the Acquired Companies, or any such petition shall be filed against any of the Acquired Companies and such petition shall not be dismissed within 30 days.

(c) The following definition of the term “Parent’s Expenses” is hereby added to Exhibit A to the Agreement:

“Parent’s Expenses” means an amount equal to all of Parent’s expenses incurred in connection with the transactions contemplated by this Agreement, which amount shall be determined in good faith by Parent, shall include all out-of-pocket fees, costs and expenses and also shall include an allocation of all internal costs and expenses associated with the investigation, review, analysis, negotiation, pursuit, and defense of such transactions, up to an aggregate maximum amount of $1,400,000 (excluding for this purpose the Aloha Termination Fee), and which shall be supported by a statement setting forth the various expenses included in such amount. Parent’s Expenses shall include, by way of example and without limitation, all legal, accounting, consulting, investment banking, filing, advertising, printing, mailing and other fees and expenses incurred for the review, negotiation, documentation and facilitation of this Agreement, the Offer, the Merger, all as they may be amended, and the defense of all of the foregoing in connection with any lawsuit challenging any aspect of the same.

7.     Annex I - Conditions of the Offer. Annex I to the Merger Agreement, which sets forth certain conditions to the Offer, is hereby amended to delete the last word “and” of condition 2(e), to replace the last word “or” of condition 2(f) with the word “and”, and to add the following as a new condition 2(g):

(g) the waiting period (and any extensions thereof) applicable to the Transactions under the HSR Act or any other Legal Requirement of any applicable jurisdiction shall have been terminated or shall have expired and all necessary approvals of any Government Body shall have been received, and no restrictive order or other requirements shall have been placed on the Company, Parent, Purchaser or the Surviving Corporation in connection therewith; or

8.     Governing Law. This Amendment is entered into and shall be construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws principles thereof.

9.     Counterparts. This Amendment may be executed and delivered in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.     Unmodified Terms. Except as specifically set forth in this Amendment, all terms, conditions, provisions, and definitions in the Agreement shall remain in full force and effect and shall bind the Parties. In the event that the terms of this Amendment conflict with the terms of the Agreement, the terms of this Amendment shall govern.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.

ANADIGICS, INC.

By:	/s/ Ronald L. Michels
Name:	Ronald L. Michels
Title:	Chairman & Chief Executive Officer

II-VI INCORPORATED

By:	/s/ Vincent D. Mattera, Jr.
Name:	Vincent D. Mattera, Jr.
Title:	President

REGULUS ACQUISITION SUB, INC.

By:	/s/ Vincent D. Mattera, Jr.
Name:	Vincent D. Mattera, Jr.
Title:	Vice President